SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 000-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On January 19, 2021, Magic Software Enterprises Ltd. (the “Company”) filed a report on Form 6-K with the U.S. Securities and Exchange Commission to report that the Company would convene a General Meeting of Shareholders on February 25, 2021 (the “Meeting”). Attached to such report was a notice of meeting and proxy statement (the “Proxy Statement”), which included among its proposals the approval of the compensation policy governing the Company’s compensation to its office holders, as required under Israeli law every three years. Following such report, Entropy Financial Research Services Ltd. and Emda Economic Research & Consulting Ltd., proxy advisory companies that publish guidelines for Israeli institutional investors as to the manner of voting at general meetings, approached the Company with certain comments to the Proxy Statement.

Accordingly, the Company wishes to revise the compensation policy, subject of Proposal No. 4 in the Proxy Statement, and the revised policy is attached hereto, marked to show revisions to the originally proposed policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By	/s/ Asaf Berenstin
Asaf Berenstin, CFO

Date: February 16, 2021

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

99.1	Revised Compensation Policy

Exhibit 99.1

Magic Software Enterprises Ltd.

Compensation Policy for Office Holders

A.

Background and Basic Principles for the Compensation Policy

1.

Introduction

1.1

The purpose of the Compensation Policy is to define, describe and specify Magic Software Enterprises Ltd.’s ("Magic" or the "Company") overall compensation strategy for "Office Holders", as defined in the Companies Law as defined below, (collectively, the “Office Holders”) and to provide guidelines for setting compensation of its Office Holders. The terms of the Compensation Policy of the Company and its approval are subject to the provisions of Section 267A of the Companies Law - 1999 (the "Companies Law").

1.2

The adoption of this Compensation Policy does not and will not entitle any Office Holder of the Company to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law and the regulations promulgated thereunder and specifically approved by the authorized corporate organs of the Company, i.e., the CEO, the Compensation Committee, the Board of Directors and/or the General Meeting of Shareholders, as applicable (the “Authorized Corporate Organs”.)

1.3

In case of an Office Holder receiving compensation that is lower than the compensation that may be provided under this policy, this shall not be deemed to be a deviation or an exception from this Compensation Policy, and such terms of employment will not require the approval of the General Meeting of Shareholders (which may be required with respect to approval of terms that deviate from this Compensation Policy).

1.4

In the event that the compensation to be paid to any Office Holder pursuant to the Compensation Policy in a given year exceeds, by less than ten percent (10%), the applicable percentage or amount otherwise stated herein as an annual limit for such Office Holder, this Compensation Policy will be deemed amended for the mere sake of increasing the applicable compensation limit for such Office Holder, so that the compensation to be paid will not be deemed a deviation from the terms of this Compensation Policy.

2.

The Adoption of the Compensation Policy; Approval of Particular Compensation and changes thereto:

2.1

This Compensation Policy has been approved by the Compensation Committee of the Board of Directors of the Company on January 12, 2021 and by the Company's board of directors on January 12, 2021 and by the general meeting of the Company's shareholders on [___________________] and it shall replace the Compensation Policy for Office Holders approved by the Compensation Committee of the Board of Directors of the Company and by the Board of Directors of the Company on January 17, 2018 for the first time and on February 28, 2018 after it was rejected by the General Meeting of the Shareholders of the Company held on February 28, 2018, subject to the provisions of Section 267A(c) of the Companies Law.

2.2

The provisions and implementation of this Compensation Policy are subject to Magic’s Articles of Association and any applicable law in any territory in which Magic operates and that affects the provisions of this Compensation Policy. The Compensation Policy constitutes Magic’s Executive Officers Compensation Policy as defined in section 267a (a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012, and will govern and set the guidelines for the compensation plans for all Office Holders. The Compensation Policy may be ratified from time to time in accordance with the dates stipulated in Section 267A(d) of the Companies Law.

2.3

Without limiting the foregoing, the Compensation Committee and the Board of Directors shall review the Compensation Policy, from time to time, and monitor its implementation, and may recommend to the Board and shareholders to amend the Compensation Policy as it deems necessary from time to time.

2.4

The provisions and implementation of this Compensation Policy shall apply to any compensation determined after the date of approval of the Compensation Policy by the General Meeting of Shareholders. Existing agreements with Office Holders signed before the date of approval of this Compensation Policy will be reviewed from time to time and, should it be found that they differ materially from the provisions of this Compensation Policy, the Company will examine the possibility of amending them in accordance with the circumstances of the matter.

2.5

Office Holders of the Company will be entitled to the compensation components detailed in this Compensation Policy only after the granting thereof is duly approved by the Authorized Corporate Organs in accordance with any applicable law.

3.

Principles of the Compensation Policy and its Purposes

3.1

Magic’s goals in setting the Compensation Policy for the Office Holders are to attract, motivate and retain highly experienced personnel who will contribute to Magic’s growth and success in the future and enhance shareholder value.

3.2

The Compensation Policy is designed to offer Office Holders a compensation package that is competitive with other companies in our industry and to preserve talented personnel in senior management positions in the Company, while taking into consideration market data of peer companies.

4.

Components of Office Holder Compensation

The compensation of an Office Holder may include any of the following components:

4.1

Fixed Cash Compensation (the “Fixed Cash Compensation Component”)-

4.1.1

Fixed Cash Compensation (or base salary) - the Fixed Cash Compensation Component is intended to compensate the Office Holder for the time he or she invests in executing his or her current duties and tasks in the Company.

4.1.2

In exceptional circumstances - fixed payment for a fixed period and conditional on continued employment, for the retention of the Office Holder.

4.1.3

Various additional related benefits and perquisites  - these additional related benefits and perquisites, arising in part from the provisions of the law (for example, provisions for social welfare benefits such as pension fund and life and disability insurance, vacation days, sick leave, convalescence pay, etc.), in part are customary to office holders in similar positions (for example, contributions to an education fund) and in part are intended to compensate the employee for expenses incurred by him or her in fulfilling such duties (for example, car expenses, mobile phone, parking, subscriptions to relevant literature, certain membership fees, travel expenses  per diem etc.).

4.2

Variable Compensation Component - this component is intended to create a link between the performance of the Company and the performance of its Office Holders.

4.2.1

Variable Cash Compensation Component - this component for office holders other than directors is aimed to compensate and incentivize the Office Holder for his or her achievements and his or her contribution for obtaining the goals of the Company and its work program during the course of the period for which it is paid. The Variable Cash Compensation Component may include an annual bonus, a Management by Objectives (MBO), Objective Target Bonus (OTB) and Sales Commission or other similar bonuses as applicable to each Office Holder (the “Variable Cash Compensation Component”). The Company believes that the weight of this component out of the overall compensation package of the Office Holder should be substantive so that it clearly links between the performance of the Office Holder and his contribution to the Company to the performance of the Company, in a manner that will allow him or her to benefit from the financial success of the Company in the long term, and vice versa.

4.2.2

Equity Based Compensation Component – this component is aimed to align compensation of the Office Holders with the long term goals of Magic and with creating and increasing shareholder value (as reflected in the market price of the Company’s shares which are traded on both Tel Aviv Stock Exchange and the NASDAQ).This compensation creates a uniformity of interests between the shareholders of the Company and its Office Holders, assists in retaining Office Holders holding key positions in the Company and in maintaining their motivation and constitutes a useful risk management tool for the Company.

5.

Office Holders of the Company

5.1

This compensation Policy shall apply to the Company’s “Office Holders” as such term is defined by the Companies Law.

6.

The Ratio between the Variable Components and the Fixed Components

6.1

At the time of the approval of the compensation of the Office Holders, the Authorized Corporate Organs of the Company will examine, among other factors, the entire compensation package in order to guarantee that the various components create the correct balance of benefits for the relevant Office Holder.

6.2

The weight of the variable components (the Variable Cash Compensation Component and the Equity Based Compensation Component) (the "Variable Components") out of the total compensation amount which is to be granted for any year will not be greater than 2/3 (or 67%)1 (two thirds or sixty-seven percent) for each Office Holder and may vary from one Office Holder to the other.

7.

Ratio between the Terms of Tenure and Employment of the Office Holder and the Salaries of other Company Employees

7.1

In setting the terms of the Compensation Policy, the Company aims to compensate its Office Holders for their contribution to its business success over time, taking into account the extensive responsibility and authority imposed upon them. The Compensation Committee and the Board have examined the ratio between the terms of service and employment of Office Holders and the average and median cost of employment of the other Company employees and contractors. As of the date of the approval of the Compensation Policy, the Average and Median ratios are as follows:

Position	Average Ratio	Median Ratio
CEO	15	15
President, CFO	3	3
Other Office Holders (average compensation cost)	5	5

The Compensation Committee and the Board believe that the ratio is appropriate and reasonable taking into account the gap between the responsibility and contribution of Office Holders to the Company’s results to those of other employees of the Company, the nature of the Company, its size, value, scale of activity in the various fields, the fact that the Office Holders, insofar as quantities are concerned, represent a small part of the total work force of the Company group, the mixture of manpower and its field of activity and that it does not adversely impact labor relations within the Company.

B.

Fixed Cash Compensation

8.

Guidelines for Determining the Fixed Cash Compensation Component, its Examination and Updating

8.1

The Fixed Cash Compensation Component will vary among Office Holders and will be individually determined according to the Office Holder’s respective performance, educational background, prior business experiences, seniority, aptitude, qualifications, role and responsibility and previous salary agreements signed with the Office Holder. At the time of determining the fixed fee, an examination will also be made of the office holder's education, skills, expertise, professional experience, and achievements.

8.2

The fixed fee, in terms of the gross salary of the Office Holders in the Company, will not be greater than the amounts detailed below:2

Rank	Maximum[3]
CEO	NIS150 ,000
CEO or President of a Substantive Subsidiary in Israel, Division Manger	NIS120,000
CFO, Senior Vice President	NIS80,000
Other Officeholders	NIS75,000
CEO of a Substantive Subsidiary Overseas	$35,000

8.3

Without derogating from Section 8.2 above, the Company may determine a link between the fee of an Office Holder and the increase in the consumer price index per each financial quarter.

9.

Fringe Benefits

9.1

Office Holders of the Company are entitled to social welfare conditions and benefits in accordance with applicable law and to various additional related benefits and perquisites, which are customary to office holders in similar positions, such as life insurance, pension fund, social benefits, recuperation payment, education fund, sick leave, vacation, disability insurance, etc. Such benefits and perquisites may vary depending on geographic location and other circumstances.

9.2

Furthermore, Office Holders of the Company may be entitled to further fringe benefits as is acceptable in the Company and in similar companies in the marketplace, including car expense, telephone, communications and computing, relevant literature (newspapers), certain membership fees etc., provided that the total fringe benefits in excess of those granted in accordance with applicable law is not greater than 20% (twenty percent) of the Fixed Compensation Component.

10.

Payment to an Office Holder Conditional on Continued Tenure

In exceptional circumstances, in order to preserve the continued employment of an Office Holder in the Company, an Office Holder may be entitled, in addition to his salary, to an amount of up to NIS 500,000 per annum for a limited period of time, which payment shall be conditional on the continued employment of such Office Holder in the Company. This payment is subject to the approval of the relevant corporate organs of the Company and will not exceed 20% of the maximum value of the Variable Cash Compensation Component of an Office Holder, as provided under Section 11.3 below.

C.

Annual Grant

11.

Guidelines for Determining the Variable Cash Compensation Component, Threshold Conditions, Installments, Setoff and Cap

11.1

Threshold - unless stipulated otherwise in this policy, the grant of Variable Cash Compensation, as detailed in Section 11.3 below, with respect to any calendar year is subject to Magic, a Magic subsidiary or a Magic division (as applicable to the relevant Office Holder’s responsibilities) achieving, for the calendar year to which the Variable Cash Compensation relates, an EBITDA (or net income, as applicable) which is no less than 75% of 110% of the EBITDA (or net income, as applicable) for the preceding calendar year. “EBITDA” (or net income, as applicable) means the EBITDA (or net income, as applicable) calculated based on the audited financial statements for the respective calendar year of Magic, a Magic subsidiary, or a Magic division (as applicable to the relevant Office Holder’s responsibilities) (the “Normative Profit”).

11.2

Long Tern Spreading – the entitlement to the Variable Cash Compensation as detailed in Section 12 below will be examined over a period of 3 (three) consecutive years, such that an Office Holder shall not be entitle to 20% (twenty percent) of his or her Annual Variable Compensation if the average EBITDA in such 3 years period is lower than the Normative Profit.

11.3

Maximum value for the annual Variable Cash Compensation Component - the annual monetary grant to be paid to an Office Holder will not exceed an amount equal to 150% ( one hundred and fifty percent) of the fixed component of that Office Holder , except for the Company’s CEO or for extraordinary events in which such grant will not exceed an amount equal to 200% (two hundred percent) of the fixed component of that Office Holder.

12.

Indices for Determining the Annual Variable Cash Compensation

12.1

Annual Variable Cash Compensation to the Company's CEO

12.1.1

The Company's CEO may be entitled to an annual Variable Cash Compensation Component in an amount equivalent up to 3.3% (three and three-tenths of a percent) of the annual net income attributable to the Company's shareholders, as shall be published in the Company’s consolidated and audited annual financial statements (the "Net Annual Income"). The Compensation Committee and the Board of Directors of the Company may, in calculating the annual Variable Cash Compensation Component, determine that the impact of non-recurring events or events which mainly bear an accounting aspect (e.g., amortizations of intangible assets or revaluations of contingent liabilities due to acquisition of activities) will be neutralized.

12.1.2

Payment of an annual Variable Cash Compensation Component as stipulated in Section 12.1.1 shall be subject to the terms of Section 11 above, including the threshold conditions and the maximum amount set forth therein.

12.2

Annual Variable Cash Compensation to Other Office Holders

12.2.1

Subject to the provision for determining the annual Variable Cash Compensation Component set forth in Section 11 above, including the threshold conditions and the maximum amount and long term spreading set forth therein, the Company's Office Holders which are not mentioned in Section 12.1 above, may be entitled to an annual Variable Cash Compensation Component which will be determined in advance within the framework of an annual variable cash compensation scheme whilst a specific percentage thereof will be determined in accordance with one of the following, all in accordance with the duties of the Office Holder and the discretion of the relevant Authorized Corporate Organs: i) compliance of the Office Holder with the combination of personal targets, Company goals and over-achievement and/or ii) as a certain percentage of the EBITDA of the division or the employment unit to which the Office Holder belongs and/or as a iii) as a certain percentage of the net profit of the Company. All the foregoing shall be determined in the annual variable cash compensation scheme in accordance with the discretion of the relevant organs of the Company.

12.2.2

The Company's CEO shall have discretion to reduce the annual Variable Cash Compensation Component detailed in Section 12.2.1.

12.3

Discretional Grant to Office Holders Subordinated to the CEO

Subject to the provisions determining the annual Variable Cash Compensation Component grant set forth in Section 11 above:

12.3.1

The Compensation Committee and the Board of Directors of the Company may determine that, in addition to the annual Variable Cash Compensation Component, or instead of the annual Variable Cash Compensation Component, an Office Holder who is subordinated to the CEO will be entitled to a discretionary grant (for example following: a merger, significant acquisition, sale of subsidiary, spin-off, significant debt raise, public/private offerings, or any other specific task that seems fit to the Compensation Committee and Board).

12.3.2

As part of the variable component for an Office Holder who is subordinate to the CEO, the Company's CEO may approve, for every calendar grant year, a discretionary grant, which will not be greater than 6 (six) monthly salaries of the Office Holder. The said grant will be reported to the Compensation Committee promptly after the approval by the CEO.

13.

Reduction of Grant Amounts at the Discretion of the Company's Board of Directors

The Compensation Committee and the Board of Directors may reduce the annual Variable Cash Compensation Component of an Office Holder in exceptional circumstances, considering the business and financial condition of the Company and the duties of the Office Holder, and for reasons which shall be recorded by them.

14.

Return of Annual Grant Amounts in Case of a Restatement of the Financial Statements

14.1

Office Holders are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and were subsequently restated during the two-year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).

Notwithstanding the foregoing, where the required amount for repayment from the annual grant is less than 10% (ten percent) of the amount of the grant for that year, the Office Holder will not be required to repay it.

14.2

Notwithstanding the above, a restatement due to a change in applicable law, regulations or accounting rules that become applicable after the date of the publication of the financial statements of the Company for that year will not be deemed a restatement for which the foregoing return of grant amounts shall apply.

D.

Equity Based Compensation Component

15.

The Purpose of the Capital Compensation Mechanism

15.1

As part of the overall compensation package of an Office Holder, the Company may offer an Equity Based compensation Component with the purpose of providing an incentive for an Office Holder to continue to contribute to the success of the Company in the future, success which is expected to be expressed, inter alia, in the long-term business results of the Company and in its share price, and by advancing the best interests of the Company to generate profits in the long term.

15.2

The Equity Based Compensation Component is intended to create an incentive for the continued employment in the long term of talented, experienced, and capable Office Holders.

15.3

The Office Holders may be entitled to Equity Based Compensation Component in the form of options to purchase shares of the Company, which options may be conditional on performance, as well as other securities permitted under Magic's equity incentive plans, as in effect from time to time, including, restricted share units and restricted stock.

16.

Details of the Capital Compensation Mechanism

16.1

The Equity Based Compensation Component will be granted to an Office Holder considering, inter alia, the duties and areas of responsibility of the Office Holder in the Company.

16.2

As a rule, the Equity Based Compensation Component will mature over the overall period which will in any event not be less than 3 (three) years. The conditions to exercising any part or all Equity Based Compensation Component upon each vesting period shall include the Company or division to which such Officer Holder belongs, meeting the Normative Profit targets, as shall be published in the Company’s consolidated and audited annual financial statements, all subject to the terms and conditions as set by the Company as of the date of grant (“Performance-Based Component”).

16.3

As provided in section 15.3, the Equity Based Compensation Component may be in the form of options to purchase shares of the Company (the "Options") or other securities. The exercise price of the Options will not be less than the average price of the Company’s shares on the applicable stock exchanges on the 30 (thirty) days period preceding the day of grant of such Options.

17.

Maximum value of Equity Based Compensation Component

17.1

No Equity based Compensation component maximum economic value has been determined at the time of its realization because there is a difficulty in determining the maximum value of the equity benefit at this date, inter alia, for the following reasons:

17.1.1

The determination of such maximum value is contrary to the rationale underlying the basis for granting the Equity Based Compensation Component, which is the solution of the problem of the representation between the management and the shareholders and the uniformity of the interests of the management with the shareholders.

17.1.2

Significant technical difficulties exist with respect to determining a maximum economic value for the income arising to the Office Holder from the future sale of the Company's shares, especially with respect to a sale that is to be carried out many years after the granting of the Equity Based Compensation Component, including when the Office Holder sells shares after his or her employment with the Company has terminated. One of the purposes of the Compensation Policy is to incentivize the holding of the shares for a long period, a purpose which may be missed due to technical difficulties if the said ceiling is determined.

18.

Acceleration of Vesting Dates and Realization of the Capital Compensation

18.1

The Company's Board of Directors and the General Meeting of the Company's Shareholders (if its approval is required under applicable law), after the approval of the Compensation Committee, may extend the expiry date of Equity Based Compensation Component units.

18.2

The Company's Board of Directors and the General Meeting of the Company's Shareholders (if its approval is required under applicable law), after the approval of the Compensation Committee, may provide instructions in connection with the vesting period, including the acceleration of the vesting period of the Equity Based Compensation Component units of the Office Holders under special circumstances.

19.

Non-Material Change to Terms of Tenure of an Office Holder

Notwithstanding anything to the contrary set forth in this Compensation Policy, the Company's CEO may approve a non-material change of the terms of tenure and employment of an Office Holder subordinate to him, provided that such change is in accordance with this Compensation Policy and its scope is not greater than 5% (five percent) of the compensation amount of the Office Holder. A non-material change that has been approved by the said CEO, will be reported to the compensation committee promptly after its approval by the CEO.

E.

Retirement Arrangements

20.

Principles for Determining Retirement Arrangements

An Office Holder shall be entitled to retirement payments owing to him pursuant to applicable law (such as severance pay compensation).

21.

Prior Notice and Adjustment Period

21.1

An Office Holder will be entitled to a prior notice period of 6 (six) months. During the prior notice period, the Office Holder will be required to continue to fulfill his duties, unless the Company decides that he will not continue to fulfill his duties in effect, and the Office Holder will be entitled to a continuation of all the conditions of his tenure and employment, during the prior notice period, without change.

21.2

The Authorized Corporate Organs may, under special circumstances, approve for an Office Holder an adjustment period that together with the prior notice period will not be greater than 12 (twelve) months , subject to noncompetition. During the adjustment period, the Office Holder will be entitled to a fixed fee and fringe benefits only.

21.3

In determining the adjustment period of an Office Holder, the Company may take into consideration the following considerations, fully or partially: the period of tenure or employment of the Office Holder, terms of tenure and employment during this period, performance of the Company during the said period, the contribution of the Office Holder to obtaining the Company's goals and for the earning of its profits and the circumstances of the retirement.

F.

Compensation of Directors

22.

External directors and directors who are not employed by the Company shall be entitled to compensation pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) including a fixed annual amount and an amount for participation in meetings where their fee shall not be greater than the maximum fee permitted in these regulations.

23.

The directors of the Company may be entitled to an Equity Based Compensation in accordance with Chapter D of this Compensation Policy and subject to approval of the competent organs.

G.

Indemnification and Insurance

24.

An Office Holder (including a director) is entitled, in addition to a compensation package pursuant to this Compensation Policy, and subject to the approval or consent of the Authorized Corporate Organs, to insurance coverage with respect to such Office Holder’s liability and to indemnification arrangements, all subject to applicable law.

25.

The engagement in connection with the liability insurance of the Office Holder will be determined in accordance with the market conditions and in such a way so that it will not materially influence the profitability, assets or liabilities of the Company.

25.1

The total cover amount for an Office Holder under an insurance policy will not be greater than 60 million US Dollars.

25.2

The total annual premium will not be greater than 2,000,000 US Dollars.

26.

The amount of compensation which the Company shall pay (in addition to the amounts which shall be received from the insurance company, if received under the insurance procured by the Company) for every Office Holder, accumulatively, will not be greater than 25% of the equity of the Company in accordance with the latest financial statements in effect as of the date of the actual payment of the indemnification.

27.

An Office Holder of the Company (including a director of the Company), may be entitled to receive an exemption letter from the Company, in accordance with the provisions of the Companies Law and the Company’s Articles of Association, provided that the exemption letter indicated that the exemption does not apply to any resolution or transaction which involves a personal interest of the controlling shareholder or any other Office Holder of the Company (even if the interested party is different from the one receiving the exemption).

Footnotes

1 With respect to the CEO, the weight of the Variable Components may reach approximately 75% (eighty percent) of the total compensation amount.

2 The following detailed amounts do not include the additional fringe benefits detailed in Section 9 below and do not include payments for Office Holders which are subject to the continued engagement as detailed in Section 10 below. In the event that the services of the Office Holder are provided via a personal management or service company and not as an employee of Magic, the fees paid to such personal management or service company will reflect, to the extent determined by Magic in the applicable service agreement, the Fixed Cash Compensation Component and the additional related benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

3 The amounts shall be linked to the Israeli Consumer Price Index, as published by the Israeli Central Bureau of Statistics from time to time or by any other official Israeli governmental authority. The basis CPI linkage shall be based on the known CPI as of July 1, 2014.